

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
Germans Salihovs
President, Treasurer, Secretary and Director
Maxima Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074

> **Re: Maxima Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 3, 2014**
> **File No. 333-193500**

Dear Mr. Salihovs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus summary, page 3

1.   Please note that in comment 3 in our prior letter dated February 11, 2014 we were referring to the statement at the top of the Prospectus Summary section that the "following summary is not complete." Please revise to delete this statement.

Plan of Operation, page 20

2.   We note that you have changed the respective minimum and maximum amounts of "net proceeds," to $25,000 and $100,000 (see references on page 21).   However, these amounts appear to be gross proceeds, before deducting the offering expenses of $9700. Please revise.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Scott D. Olson, Esq.